# VOYA GOLDENSELECT PREMIUM PLUS®
## Featuring the Galaxy VIP Fund

### A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT
issued by
### Voya Insurance and Annuity Company
and its
### Separate Account B

**Supplement Dated May 16, 2017**

This supplement updates and amends your current prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Defined terms in this supplement shall have the same meaning given to them in your prospectus.

_____

## NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the VY® FMR® Diversified Mid Cap Portfolio.*

On November 17, 2016, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the VY® FMR® Diversified Mid Cap Portfolio. Subject to shareholder approval, effective after the close of business on or about July 14, 2017, (the "Reorganization Date"), Class S shares of the VY® FMR® Diversified Mid Cap Portfolio (the "Merging Fund") will reorganize with and into Class S shares of the Voya MidCap Opportunities Portfolio (the "Surviving Fund").

**Voluntary Transfers Before the Reorganization Date.** Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "Transfers Among Your Investments" section beginning on page 42 of your Contract prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

**On the Reorganization Date.** On the Reorganization Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

**Automatic Fund Reallocation After the Reorganization Date.** After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invests in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "Transfers Among Your Investments" section beginning on page 42 of your Contract prospectus for information about making fund allocation changes.**

**Allocation Instructions.** You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271 Des Moines, Iowa 50306-9271, (800) 366-0066.

# IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACT

The following chart lists the funds that are available through the Contract, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

**There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating contract value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.**

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Global Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth and current income. |
| **Voya Government Liquid Assets Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **Voya Growth and Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya High Yield Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide investors with a high level of current income and total return. |
| **Voya Intermediate Bond Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Voya Large Cap Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth. |
| **Voya Large Cap Value Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term growth of capital and current income. |
| **Voya MidCap Opportunities Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Multi-Manager Large Cap Core Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia, LLC d/b/a The London Company | Seeks reasonable income and capital growth. |
| **Voya Russell$^{TM}$ Large Cap Growth Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |
| **Voya Russell$^{TM}$ Large Cap Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |
| **Voya Russell$^{TM}$ Large Cap Value Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index. |
| **Voya Russell$^{TM}$ Mid Cap Growth Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index. |
| **Voya Russell$^{TM}$ Small Cap Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya U.S. Bond Index Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index. |
| **VY® Clarion Real Estate Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** CBRE Clarion Securities LLC | Seeks total return including capital appreciation and current income. |
| **VY® FMR® Diversified Mid Cap Portfolio (Class S)**[*]<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Fidelity Management & Research Company | Seeks long-term growth of capital. |
| **VY® Invesco Equity and Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks total return consisting of long-term capital appreciation and current income. |
| **VY® Invesco Growth and Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **VY® JPMorgan Emerging Markets Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **VY® JPMorgan Small Cap Core Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long-term. |
| **VY® Morgan Stanley Global Franchise Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Morgan Stanley Investment Management Inc. | A *non-diversified* Portfolio that seeks long-term capital appreciation. |
| **VY® T. Rowe Price Capital Appreciation Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY® T. Rowe Price Equity Income Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks. |
| **VY® T. Rowe Price International Stock Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth of capital. |
| **VY® Templeton Foreign Equity Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **VY® Templeton Global Growth Portfolio (Class S)**<br><br>**Investment Adviser:** Voya Investments, LLC<br>**Subadviser:** Templeton Global Advisors Limited | Seeks capital appreciation. Current income is only an incidental consideration. |

\* FMR® is a registered service mark of FMR LLC. Used with permission.

# IMPORTANT INFORMATION ABOUT FUNDS CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Columbia Variable Portfolio – Asset Allocation Fund (Class 1)**<br><br>**Investment Adviser:** Columbia Management Investment Advisers, LLC | Seeks total return, consisting of current income and long-term capital appreciation. |
| **Columbia Variable Portfolio – Columbia Small Company Growth Fund (Class 1)**<br><br>**Investment Adviser:** Columbia Management Investment Advisers, LLC | Seeks long term capital appreciation. |
| **Columbia Variable Portfolio – Columbia Large Cap Growth Fund (Class 1)**<br><br>**Investment Adviser:** Columbia Management Investment Advisers, LLC | Seeks to provide shareholders with long-term capital growth. |

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **ProFund VP Bull** Investment Adviser: ProFund Advisors | Seeks investment results, before fees and expenses that correspond to the performance of the S&P 500®. |
| **ProFund VP Europe 30** Investment Adviser: ProFund Advisors | Seeks investment results, before fees and expenses that correspond to the performance of the ProFunds Europe 30 Index. |
| **Voya Limited Maturity Bond Portfolio (Class S)** Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC | Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. |
| **Voya SmallCap Opportunities Portfolio (Class S)** Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |

Contract owners who have contract value allocated to one or more of the subaccounts that correspond to these funds may leave their contract value in those subaccounts, but future allocations and transfers into them are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

# MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

# IMPORTANT INFORMATION ABOUT THE
# PRINCIPAL EXECUTIVE OFFICE OF
# VOYA INSURANCE AND ANNUITY COMPANY

Effective on January 1, 2018, the principal executive office of Voya Insurance and Annuity Company, the issuer of your variable annuity Contract, will be changing to:


699 Walnut Street, Suite 1350
Des Moines, Iowa 50309-3942
